UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

VIPSHOP HOLDINGS LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G93629106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G93629106

1.	NAMES OF REPORTING PERSONS. High Vivacity Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,952,810 Class A ordinary shares, all of which are directly held by High Vivacity Holdings Limited[1]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 8,952,810 Class A ordinary shares, all of which are directly held by High Vivacity Holdings Limited[1]
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,952,810[2]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12.	TYPE OF REPORTING PERSON CO

[1]

Except that Arthur Xiaobo Hong may be deemed to have shared voting power or shared dispositive power with High Vivacity Holdings Limited (see Item 4), and that Nasa Stand Trust may be deemed to have sole voting and dispositive power with respect to the shares directly held by High Vivacity Holdings Limited.

[2]	Consists of 8,952,810 Class A ordinary shares of the Company directly held by High Vivacity Holdings Limited, which is ultimately wholly owned by the Nasa Stand Trust (see Item 4).

1.	NAMES OF REPORTING PERSONS. Arthur Xiaobo Hong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

SOLE VOTING POWER

125,269.6 shares (represented by 626,348 American depositary shares, each representing 0.2 Class A ordinary share, that have been vested or will become vested within 60 days after December 31, 2019 and thus deemed as beneficially owned by Arthur Xiaobo Hong)

	6.	SHARED VOTING POWER 8,952,810 shares (represented by 8,952,810 Class A ordinary shares, which are directly held by High Vivacity Holdings Limited)
	7.

SOLE DISPOSITIVE POWER

125,269.6 shares (represented by 626,348 American depositary shares, each representing 0.2 Class A ordinary share, that have been vested or will become vested within 60 days after December 31, 2019 and thus deemed as beneficially owned by Arthur Xiaobo Hong)

	8.	SHARED DISPOSITIVE POWER 8,952,810 shares (represented by 8,952,810 Class A ordinary shares, which are directly held by High Vivacity Holdings Limited)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,078,079.6[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12.	TYPE OF REPORTING PERSON IN

[1]

Consists of (i) 8,952,810 Class A ordinary shares directly held by High Vivacity Holdings Limited, which is ultimately wholly owned by the Nasa Stand Trust (see Item 4), and (ii) 626,348 American depositary shares, each representing 0.2 Class A ordinary share, that have been vested or will become vested within 60 days after December 31, 2019 and thus deemed as beneficially owned by Arthur Xiaobo Hong.

ITEM 1(a).	Name of Issuer:

Vipshop Holdings Limited, a Cayman Islands company (the “Company”)

ITEM 1(b).	Address of Issuer’s Principal Executive Offices:

No. 20 Huahai Street, Liwan District

Guangzhou 510370

People’s Republic of China

ITEM 2(a).	Name of Person Filing:

High Vivacity Holdings Limited

Arthur Xiaobo Hong

ITEM 2(b).	Address of Principal Business Office or, if none, Residence:

For High Vivacity Holdings Limited:

Palm Grove House, P.O. Box 438

Road Town, Tortola, British Virgin Islands

For Arthur Xiaobo Hong:

No. 20 Huahai Street, Liwan District

Guangzhou, 510370

People’s Republic of China

ITEM 2(c).	Citizenship:

High Vivacity Holdings Limited is a British Virgin Islands company.

Arthur Xiaobo Hong is a citizen of the People’s Republic of China.

ITEM 2(d).	Title of Class of Securities.

Class A Ordinary Shares, par value $0.0001 per share.

ITEM 2(e).	CUSIP Number.

G93629106

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

ITEM 4.	Ownership.

The information required by Items 4(a) – (c) and set forth in rows 5 through 11 of the cover page for each reporting person hereto is incorporated by reference for each such reporting person.

The percentages used herein are calculated based upon 134,094,720 ordinary shares (consisting of 117,584,362 Class A ordinary shares and 16,510,358 Class B ordinary shares, assuming full conversion of the Class B ordinary shares into Class A ordinary shares), par value US$0.0001 per share, of the Company issued and outstanding as of December 31, 2019. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, and Class A ordinary shares are not convertible into Class B ordinary shares. Each Class B ordinary share is entitled to ten (10) votes per share, whereas each Class A ordinary share is entitled to one (1) vote per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights as noted above.

High Vivacity Holdings Limited, a British Virgin Islands company, is the record owner of 8,952,810 Class A ordinary shares of the Company. High Vivacity Holdings Limited is ultimately wholly owned by the Nasa Stand Trust. Under the terms of the Nasa Stand Trust, Arthur Xiaobo Hong has the power to direct the trustee with respect to the retention or disposal of the 8,952,810 Class A ordinary shares of the Company and the exercise of any voting and other rights attached thereto. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Arthur Xiaobo Hong may be deemed to beneficially own all the 8,952,810 Class A ordinary shares of the Company held by High Vivacity Holdings Limited.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certification.

Not Applicable.

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G/A filed on February 11, 2015 by the reporting persons with the Securities and Exchange Commission)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

High Vivacity Holdings Limited	By:	/s/ Arthur Xiaobo Hong
Name: Arthur Xiaobo Hong
Title: Director

Arthur Xiaobo Hong	By:	/s/ Arthur Xiaobo Hong
Arthur Xiaobo Hong